FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2021 January - March Quarterly Results	2

RESULTS January - March 2021

The financial information related to January-March 2021 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Q1 2021 Financial Results
13th May 2021

A strong start to 2021
Progress on strategy
•Advancing towards completion of O2's JV with Virgin Media in the UK (preliminary CMA approval received) and Telxius Towers with approx. €9bn net debt reduction and more than €6bn capital gains to be booked in Q2 21.
•Further efforts to improve operating model at T. Hispam reflected in +2.6 p.p. y-o-y organic growth in OIBDA-CapEx margin; Chile FibreCo expected to be operational in H2 21.
•Strong growth across T. Tech companies reflected in revenue increase of 25.1% y-o-y.
•Monetisation of infrastructure assets through T. Infra progressing to plan: most likely full regulatory approval of tower sale to ATC in Q2 21; launch of FiBrasil underway; UGG rollout & commercialisation initiated.
•Ongoing streamlining of operations, with 79% of processes and 35% of sales digitised in Q1 21. Implementation of OPEN RAN progressing to plan.
•Significant endorsement of ESG commitments by key stakeholders during Q1 21.
*S&P Global Rating awarded Telefonica a score of 72 out of 100, recognising the Group's sound management of environmental, social and governance risks; consolidated ranking in the Bloomberg Gender Equality Index for diversity and inclusion strategy for the fourth year in a row.
*Founding member of the European Green Digital Coalition to drive green digital solutions to create an innovative, sustainable and resilient economy and a member of the Climate Pledge initiative.
*Continued implementation financial strategy, adding to the two green bonds the first sustainability hybrid bond, extending the scope to social projects.

Operational highlights
•Continued improvement in customer experience with NPS up 9 p.p. y-o-y and 3 p.p. q-o-q to record high (27%) in our core four markets.
•Improvement in Group churn, down 0.3 p.p. y-o-y to 2.4% in Q1 21.
•Continued growth in high value accesses driven by enhanced infrastructure; FTTH up 23% y-o-y and contract mobile up 4%.
•Smart capital allocation: ~50% total of CapEx allocated to NGN networks. Secured a significant share in recent UK spectrum auction (40MHz of 3.6GHz and 20MHz of 700MHz FDD) at a significantly lower than benchmark price; agreed a trade to create a contiguous block of 80MHz in the 3.4 - 3.8GHz band.

Financial highlights
•Reported revenues declined by 9.0% y-o-y to €10,340m in Q1 21 and OIBDA by 9.1% y-o-y to €3,417m, mainly as a result of COVID-19 and unfavourable foreign exchange trends. The impact of COVID-19 in Q1 21 diminished from previous quarters, affecting revenues by -€280m and OIBDA by -€129m. Exchange rate trends had a negative effect of -€754m on revenues and -€288m on OIBDA, although they were less pronounced than in Q4 20.
•In organic terms, Q1 21 revenues declined by 1.3% y-o-y and OIBDA grew by 0.3%, both recording q-o-q improvement for a third quarter in a row. OIBDA margin expanded by 0.6 p.p. y-o-y organic, reversing the 0.3 p.p. decline posted in Q4 20.
•Sustained sequential improvement in y-o-y organic trends in revenues and OIBDA, which improved by 0.7 and 3.1 p.p., respectively, with B2B revenues +2.8 p.p. Q1 21 OIBDA grew by 0.3% y-o-y organic.
•Performance improving m-o-m, with March showing organic y-o-y growth in revenues, OIBDA and OIBDA-CapEx.

•Q1 21 OIBDA-CapEx grew by 0.1% y-o-y in organic terms, whilst the margin was up 0.3 p.p. y-o-y as a result of strong cash conversion.
•Net income reached €886m in Q1 21, up 118.3% y-o-y. EPS stood at €0.15 vs. €0.06 in Q1 20.
•Free cash flow was impacted by €694m of spectrum payments in the UK, Chile, Spain and Germany. Excluding this, free cash flow would have surpassed €700m, growing by 201.4% y-o-y.
•Net financial debt was reduced by 6.4% y-o-y to €35,796m as of 31st March 2021. Additional c. €9bn of announced inorganic initiatives to further reduce net debt in 2021.
•The Group issued the first sustainability hybrid bond of the telecoms sector valued at €1bn. Demand exceeded €7bn, whilst achieving the lowest hybrid coupon in the history of the Group.

	Q1 21
€ in millions	Reported	Reported y-o-y (%)	Organic y-o-y (%)	Organic y-o-y (%) aggregated 4 core markets

Revenues	10,340	(9.0)	(1.3)	(2.0)
OIBDA	3,417	(9.1)	0.3	0.3
OIBDA Margin	33.0%	(0.0 p.p.)	0.6 p.p.	0.9 p.p.
OIBDA-CapEx (ex-spectrum)	2,079	(8.6)	0.1	(2.9)
(OIBDA-CapEx)/Revenues (ex-spectrum)	20.1%	0.1 p.p.	0.3 p.p.	(0.2 p.p.)
Net Income	886	118.3
EPS (€)	0.15	157.8
FCF (incl. leases principal payments)	33	(85.8)
FCF (ex-spectrum paid)	727	201.4
Net Financial Debt ex-leases	35,796	(6.4)

Outlook
The Group remains on track to meet FY 2021 guidance, with performance in the first quarter fully in line with management expectations. Telefónica's financial targets for 2021 are as follows:
•Revenues and OIBDA; "stabilisation" (organic y-o-y).
•CapEx to Sales back to normalised levels of up to 15%.
Telefónica confirms shareholder remuneration for 2020 and 2021.
•The second tranche of the 2020 dividend (€0.20 per share) will be paid in June 2021, through a voluntary scrip.
•2021 dividend of €0.30 per share will be paid in December 2021 (€0.15 per share) and in June 2022 (€0.15 per share) through a voluntary scrip dividend. For the purpose of this second tranche, the adoption of the corresponding corporate resolutions will be proposed to the AGM.
•Reduction of share capital through the cancellation of the Company's own shares (82,896,466).

TELEFÓNICA
2021 GUIDANCE
Financial Targets	2021 Guidance	Q1 21

Revenues (y-o-y organic)	“Stabilisation”	(1.3)%
OIBDA (y-o-y organic)	“Stabilisation”	0.3%
CapEx/Sales (ex-spectrum)	Back to normalised level up to 15%	13%
Organic criteria: Assumes constant exchange rates of 2020 (average in 2020). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

Commenting on the announcement, José María Álvarez-Pallete, Chairman and Chief Executive Officer of Telefónica, said:

“We have made a strong start to 2021 despite the tough comparative of a Q1 last year that was virtually unaffected by COVID-19. We extended the momentum of sequential improvement in revenues and OIBDA to three consecutive quarters and returned all these main metrics to year-on-year organic growth in March.
This performance reflects the progress we continued to make against our long-term strategy to pivot Telefonica toward sustainable, profitable growth driven by our technology businesses and by deploying the best quality networks and services. T. Tech accelerated annual revenue growth to more than 25% while in our core markets we continued to grow our fibre and contract mobile accesses. At the same time, we continued to deliver against our immediate priorities by progressing our transformational UK, Brazil and Towers transactions towards completion this year, launching our capital efficient FibreCo JVs in Germany, Chile and Brazil, reducing net debt by 6% year-on-year with a further c. €9bn reduction to come.
Capital efficiency through smart capital allocation continued to be a key focus of our strategy. We maintained our OIBDA-CapEx (ex-spectrum)/Revenues at 20% and we targeted approximately half our CapEx ex-spectrum on growth-oriented next generation networks in our core markets. Delivering all of this with the endorsement of a customer NPS in Q1 up 9 p.p. since Q1 last year, and sustained trends in the month of March gives me confidence both that we are well on track to deliver our full year guidance and that we are progressing our long-term transformation in the right way.”

Results presentation
The management will host a webcast to discuss the results at 9:30am CET on 13 May 2021. To access the webcast, please click here.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Torsten Achtmann (torsten.achtmann@telefonica.com)
Phone: +34 91 482 8700
ir@telefonica.com

Strategy update and main developments of Q1 21
Focus on our core Spain, Germany, UK and Brazil businesses
Telefónica continued to reinforce its leadership in UBB in Spain, with up to 25.7m premises passed with FTTH and with a 5G network that provides 80% coverage. T. España also revamped its Fusion value proposition, which includes a portfolio of 5G handsets. New service “Movistar Salud” delivered positive performance alongside “Movistar Prosegur Alarmas”, which was enhanced with an intelligent alarming system based on AI & Big Data.
In Germany, T. Deutschland closed a long-term national roaming partnership (NRA) with 1&1 Drillisch, allowing the Company to secure long-term revenue streams. O2 launched 1-day unlimited data at maximum speed and renewed its prepaid offer by increasing data on high-end.
In the UK, the CMA provisionally approved O2’s joint venture with Virgin Media in April, and the CEO and CFO for the new entity were also announced (subject to regulatory approval). T. UK improved its spectrum positioning by securing 40 MHz in the 3.6 GHz band and 20 MHz in the 700 MHz frequency during the latest auction, and as part of the negotiation period in April, T. UK also agreed a trade to create a contiguous block of 80 MHz in the 3.4 – 3.8 GHz band.
Vivo, in Brazil, accelerated FTTH deployment, adding 0.6m premises passed in 9 new cities. The acquisition of Oi Mobile assets remains on track with regulatory approval expected by year-end. Vivo Money, the personal credit service, granted one third of loans to SoHo’s, boosting the local economy. Vivo's performance in financial services and as a digital services hub has been reinforced thanks to the launch of Vivo Pay, a digital account that allows the execution of several banking transactions directly through the app. In addition, Vivo has reached a binding agreement with Teladoc, the largest telemedicine company in the world, as another step towards building a health and wellness hub around Vivo.

Reduce exposure and optimise our non-core Hispam assets portfolio
Hispam continues to streamline its regional operations, as reflected in the 2.6 p.p. y-o-y organic growth in OIBDA-CapEx/Revenues during the first quarter. In addition to the strong focus on further enhancing efficiency, Hispam also aims to capture potential growth opportunities in the region.
During the quarter, T. Chile announced an agreement with KKR to develop a new FibreCo and reach up to 3.5m premises passed by end 2022, while T. México launched a pilot for Movistar Money, in partnership with Banco Sabadell.
T. Hispam transferred its satellite signal management and transport business to Hispasat. This agreement will allow greater operational and financial flexibility with CapEx and OpEx savings, boosting the IPTV business and adding value to the fibre network deployed in the region.

Launch Telefónica Tech - a global digital business
T. Tech remains a key growth driver for the Group, delivering accelerated revenue growth of 25.1% y-o-y in Q1 21.
T. Tech continued to expand its capabilities through new partnerships forged to develop hybrid and private Cloud services (IBM/Red Hat) and IoT connectivity services (Mavenir). In cybersecurity, T. Tech launched its new managed security services suite (DefenceNext) and completed a minority investment in "fcase", a company specialised in fraud detection and prevention. Furthermore, T. Tech and Telekom Malaysia signed an agreement to offer global cybersecurity solutions for the Malaysian Enterprise and Public Sector.

Launch Telefónica Infra - our global infrastructure business
In Brazil, T. Infra, Vivo and the Canadian investor CDPQ announced the creation of FiBrasil, a wholesale fibre operator that aims to reach 5.5m premises passed in four years, with Vivo contributing 1.6m brownfield premises passed.
In Germany, ‘Unsere Grüne Glasfaser’ (UGG), founded by Telefónica and Allianz, started its fibre rollout. Over the next six years, UGG will roll out c. 50,000 km of fibre optic network in rural and semi-rural areas in Germany, passing over 2m premises. In Q1 21, UGG raised €1.65bn of financing, securing sufficient liquidity to meet its needs over the first three years of operation.

Additionally, as announced on 10 May, T. Infra reached an agreement with Asterion Industrial Partners whereby acquires a 20% stake in Nabiax (which operates 11 data centres acquired from Telefónica in 2019), in exchange for the contribution of four data centres from Telefónica.
Telxius continued to reinforce its position in the Transatlantic route by incorporating a new 6,600 km cable (Dunant) in its portfolio, which together with MAREA allows the Company to have a unique value proposition connecting the United States with Europe. In the Pacific Route, Mistral is being deployed and is expected to be completed in 2021. In parallel, Telxius continued to enable the growth of global infrastructure through Derio Communications Hub, providing landing and colocation services for Google’s new Grace Hopper subsea cable.

Streamline and digitalise our operating model
Telefónica continues to leverage digitalisation and automation across all company processes to drive improvements in efficiency. During Q1 21, the Group’s overall automated processes reached 79% and digital sales in the four core markets increased 37% y-o-y to 35% of sales (+8 p.p. y-o-y). Moreover, almost 30m customers are now using digital channels (+12% y-o-y) across the Group.
In line with the Group’s focus on developing future network architectures, T. Argentina deployed the first Open RAN-based mobile network in South America. This is already in operation and covers a population of 81k in the city of Puerto Madryn (Chubut). This move follows the successful technical testing of the same technology in the UK and Germany in Q4 20.
Wayra, main Open Innovation initiative, celebrates its 10th anniversary, with >250 startups and investment of €50m, a return above 70% and 75 exits. Additionally, €2.1bn financing were raised from third parties from Wayra’s portfolio. In Q1 21, a 5G Lab was launched in Munich and a global 5G/Edge Open Innovation call to find new solutions and use cases.
In Core Innovation, programmatic advertising revenues were 3x y-o-y and several connectivity prototypes are developed (including SD-WAN SMEs, 5G mmWave broadband access, sectorial solutions on 5G VPN…).

Committed to Sustainable Development
Telefónica is committed to sustainable development across its global footprint, with all actions guided by the principles of the UN Global Compact and the Sustainable Development Goals (SDGs). Our strategy is focused on three pillars upon which we have delivered our key actions during Q1 21:
•Helping society to thrive (SDG 8 & 9); issuing the first sustainability hybrid bond of the sector and updating our sustainable financing framework with the objective of extending the scope of our financial activity to social projects, including the deployment of broadband networks in rural and remote regions to bridge the digital divide. Projects are also envisaged to promote entrepreneurship, start-ups and SMEs through Open Innovation programmes that favour economic development and job creation.
•Building a greener future (SDG 13); bringing our experience in green digitalisation to decarbonise the economy through the new European Green Digital Coalition and by joining the Climate Pledge remaining focused on our commitment to zero net emissions by 2025.
•Leading by example (SDG 5 & 16); building trust through our actions in promoting gender equality, as recognised by the Bloomberg Gender Equality Index, ensuring confidence in digitalisation, and driving sustainability across the company and its stakeholders. In line with our commitment to integrate sustainability throughout the company's structure, we have updated our non-financial objectives for short-term remuneration (Annual Bonus), increasing the weight of the metric linked to Climate Change to 25% (from 5%) of overall ESG goals and maintaining our variable objective associated with gender equality, customers and society. In addition, in the new Long-Term Incentive Plan 2021-2026 approved at the AGM of 2021, a new ESG objective aimed at reaching zero net CO2 emissions by 2025 has been introduced, with a weight of 10% of the total.

Operational performance

TELEFÓNICA ACCESSES
Unaudited figures (thousands)
	2020				2021

	March	June	September	December	March	% Chg

Retail Accesses	319,912.7	314,709.0	318,430.8	322,978.5	324,392.5	1.4
Fixed telephony accesses	30,348.6	29,618.4	28,881.4	28,243.0	27,587.2	(9.1)
Broadband	20,518.9	20,321.9	20,213.4	20,077.2	20,128.1	(1.9)
UBB	14,434.2	14,625.2	14,949.5	15,212.8	15,613.2	8.2
FTTH	8,565.7	8,950.3	9,486.8	9,964.2	10,574.6	23.5
Mobile accesses	260,434.6	256,201.7	260,877.5	266,287.1	268,374.6	3.0
Prepay	129,550.6	126,134.2	128,770.2	131,542.0	131,385.1	1.4
Contract	106,196.4	105,792.9	106,883.3	108,587.5	110,229.5	3.8
IoT	24,687.6	24,274.6	25,224.0	26,157.7	26,760.1	8.4
Pay TV	8,287.4	8,243.3	8,140.0	8,059.5	8,000.5	(3.5)
Wholesale Accesses	22,327.0	22,555.0	23,068.9	22,455.0	23,066.4	3.3
Fixed wholesale accesses	3,793.6	3,753.1	3,742.5	3,722.8	3,698.1	(2.5)
Mobile wholesale accesses	18,533.4	18,801.8	19,326.4	18,732.1	19,368.3	4.5
Total Accesses	342,239.7	337,264.0	341,499.7	345,433.5	347,458.9	1.5

OWN UBB COVERAGE
Unaudited figures (thousands)	2020				2021

	March	June	September	December	March	% Chg

UBB Premises passed	56,827.0	58,249.0	60,092.6	61,797.9	63,188.3	11.2
FTTH	41,082.9	42,952.5	45,611.9	47,821.3	49,271.3	19.9
Up-Take FTTH	26%	26%	26%	26%	27%	0.5 p.p.
Notes:
- Up-Take FTTH includes retail accesses and wholesale accesses of T. España connected to the FTTH network.

Improving customer base mix
The Group’s accesses base increased by 2% y-o-y and showed an improvement in high value segments, with UBB accesses up by 8% and mobile contract accesses by 4% y-o-y. The customer mix continued to improve with FTTH representing 53% of fixed broadband while mobile contract reached 46% of total mobile (+11 p.p. and +1 p.p. y-o-y, respectively). Customer loyalty increased with churn levels declining by 0.3 p.p. y-o-y to 2.4%. NPS in the four core markets reached a record level of 27% in Q1 21 (+3 p.p. q-o-q and +9 p.p. y-o-y) and the NPS GAP widened to 10 p.p. (+4 p.p. y-o-y), the highest ever since 2018. NPS in Spain surpassed 30% (+5 p.p. q-o-q; +14 p.p. y-o-y), with the GAP up to 16 p.p. (+4 p.p. y-o-y).

Enhanced infrastructure
Telefónica continues to optimise the quality and efficiency of its infrastructure and systems, prioritising the allocation of capital to initiatives that increase our capabilities, improve customer experience and operational and financial efficiency. Sound technological decisions also contribute to the sustainable development of the Group.
In Q1 21, the UBB network and connected accesses continued to expand. Total premises passed amounted to 137.1m, up 6% y-o-y, of which 63m are on our own network (+11% y-o-y). The FTTH network reached 49m of premises passed and the fibre sharing agreements through infrastructure vehicles or FibreCos, reached in Germany, Brazil and Chile, are expected to further increase the Group's footprint while optimising CapEx and returns via wholesale revenues.
In the fixed access network, Telefónica is developing its Open Broadband project, which enables the evolution towards a new open, scalable and virtualised fibre architecture, anticipating the cost of upgrading to technologies with higher speed and capacity capabilities (XGS-PON). The introduction of Open Broadband will be progressive, starting with its implementation in Brazil and commercial deployment at the end of the year.
Fixed access customer equipment reached 41.2m in March with 9.1m "Home Gateway Units" (HGUs) serving 89% of our FTTH customers, including devices with the latest technologies (XGS-PON, 5G or WiFi 6).
LTE coverage stood at 83% (99% in Europe and 77% in Latam), up 3 p.p. y-o-y.
Following the switch-on of the 5G network in the core markets in 2020, the rollout strategy continued to progress in the quarter with the supplier roadmap confirmed and the adaptation of the core network to 5G Stand Alone in Spain, UK, Germany and Brazil underway. In addition, the necessary 5G spectrum has been acquired on very favourable terms in the 3.6 GHz and 700 MHz bands in the UK (and later agreed a trade to create a contiguous block of 80 MHz in the 3.4 - 3.8 GHz band) and in the 3.5 GHz in Spain, while in Germany the 5G rollout is progressing on the basis of active network sharing for "grey spots" with Deutsche Telekom and Vodafone.
Telefónica recognises the disruption that the evolution towards an Open RAN virtualised mobile network model will have on the industry, as a model based on standard hardware and software in the cloud with open interfaces between network elements. This architecture enables the entry of new vendors, faster innovation in the ecosystem, the development of edge computing (ECM) applications from third parties, greater flexibility for deployment and an automated network management. All this is expected to facilitate the development of more flexible, efficient and secure networks and expand monetisation opportunities.
Following pilots in Brazil, Argentina, Germany and the UK, extended validation of the new Open RAN architecture in field deployment will take place in the four core markets from 2021 to H1 22, with a target of 50% radio network growth by 2025. Industry collaboration is critical and in addition to the MoU with Rakuten, the Open RAN G4 agreement with Deutsche Telekom, Orange and Vodafone, latterly joined by Telecom Italia, expresses the joint commitment to foster the European ecosystem, align technical requirements, and exchange best practices in the deployment of these solutions.
In addition, the first project has been launched in Spain to test network slicing in Telefónica's networks and demonstrate the Group's ability to offer differentiated network services. Telefónica also participated in the standardisation of software-defined network (SDN) uses (on virtualised networks), in partnership with other operators within the framework of the Telecom Infra Project (TIP).
Telefónica is committed to network sustainability whereby 100% of the energy consumption of the networks in core markets come from renewable sources. In Spain, the closure of the copper network is progressing according to the plan (769 central offices closed by March 2021, out of a total of 8,532), reducing CO2 emissions and generating additional savings. It is expected that 100% of the copper network will have been replaced by fibre by 2025, by when the 3G network shutdown is also expected to be completed. In Germany, 3G network capacity has been reduced by 64% in the last year, and in Spain progress is also being made in switching off this technology.
Digitised processes accounted for 79% of the total in Q1 21 (+2 p.p. y-o-y) and are managed in real time.

Financial performance
Consolidated results

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2021	2020	Reported		Organic

Revenues	10,340	11,366	(9.0)		(1.3)
Other income	316	374	(15.6)		(8.4)
Operating expenses	(7,233)	(7,970)	(9.3)		(2.5)
Impairments & losses on disposal of assets	(7)	(9)	(26.5)		n.s.
Underlying operating income before D&A (OIBDA)	3,494	3,802	(8.1)
Operating income before D&A (OIBDA)	3,417	3,760	(9.1)		0.3
OIBDA Margin	33.0%	33.1%	(0.0 p.p.)	0.6	p.p.
Depreciation and amortisation	(2,023)	(2,669)	(24.2)		(1.5)
Operating income (OI)	1,394	1,091	27.8		4.2
Share of profit (loss) of investments accounted for by the equity method	(4)	1	c.s.
Net financial income (expense)	(240)	(428)	(43.9)
Profit before taxes	1,150	664	73.1
Corporate income tax	(206)	(196)	5.0
Profit for the period	944	468	101.6
Attributable to equity holders of the Parent	886	406	118.3
Attributable to non-controlling interests	58	62	(6.6)
Weighted average number of ordinary shares outstanding during the period (millions)	5,424	5,467	(0.8)
Basic and diluted earnings per share attributable to equity holders of the Parent (Euros)	0.15	0.06	157.8
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (Euros)	0.18	0.10	81.1
Notes:
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July and December 2020, have been taken into account.
- Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€73m in January-March 2021 and €88m in January-March 2020), by the weighted average number of ordinary shares outstanding during the period.

The COVID-19 pandemic continued to have an impact on Telefónica's reported figures during Q1 21, but to a lesser extent than in Q4 20, paving the way for the expected gradual recovery across the Group's markets. To leverage this trend, Telefónica remained highly focused on prioritising investments and implementing efficiencies.
The negative effect of foreign exchange trends on Q1 21 performance was less pronounced than in Q4 20. In Q1 21, FX impacted (due to the depreciation of Latin American currencies vs. the Euro, mainly of the Brazilian real) revenues by €754m and OIBDA by €288m, with the effect on cash flow generation contained to €105m. At net debt level, FX had a €93m negative impact (-€82m on net debt plus leases).
Revenue declined by 9.0% y-o-y in Q1 21 as a result of COVID-19 and foreign exchange impacts (-2.5 p.p. and -6.6 p.p., respectively). However, it showed a sequential improvement in y-o-y trends, both in reported and in organic terms (+3.0 p.p. and +0.7 p.p.). In organic terms, the decline narrowed to 1.3%, mainly due to the improvement in service revenue (-1.8% y-o-y in Q1 21 vs. -2.4% in Q4 20) and accelerated handset sales growth (+2.7% y-o-y in Q1 21 vs. +0.3% in Q4 20).
BB and SoC revenues represented 70% of total service revenues, an increase of 4.8 p.p. y-o-y, while voice and access share was down by 3.7% y-o-y to 29%.
The B2B revenue trend continued to improve, +2.8 p.p. vs Q4 20 to €2,047m (-0.8% y-o-y organic) reflecting a positive performance in the Corporate Segment and the accelerated demand of digital transformation projects.

Other income was down 15.6% y-o-y in Q1 21 (-8.4% y-o-y organic), affected by €27m of FX moves and €58m of capital gains in Q1 20.
Operating expenses declined 9.3% y-o-y in Q1 21, -2.5% y-o-y in organic terms, thanks to cost control measures and FX movements (+€491m), partially offset by higher restructuring costs (-€77m in Q1 21; in Hispam, "Other companies & eliminations" and Germany).
The average number of staff declined by 1.3% y-o-y to 112,543 employees in Q1 21.
Impairments & losses on disposal of assets amounted to €7m in Q1 21.
Operating income before depreciation and amortisation (OIBDA) decreased 9.1% y-o-y in Q1 21 reflecting primarily the negative impacts of COVID-19 (-3.3 p.p.) and FX (-7.7 p.p.), and higher restructuring costs. In organic terms, Group OIBDA improved notably y-o-y (from -2.8% in Q4 20 to +0.3% in Q1 21), with the same positive trend in the four core markets (-1.3% in Q4 20 vs. +0.3% in Q1 21).
OIBDA margin stood at 33.0% in Q1 21, stable y-o-y and up 0.6 p.p. y-o-y in organic terms.
Depreciation and amortisation declined by 24.2% y-o-y in Q1 21 (-1.5% y-o-y organic), mostly attributable to the no amortisation in the UK and Telxius, since these operations were classified as held for sale, and a €197m positive FX impact.
Net financial expenses decreased by 43.9% y-o-y in Q1 21 due to the reduction of debt denominated in European currencies and its cost (deleveraging and debt refinancing at lower than historical rates), as well as other positive effects.
Corporate income tax was 5.0% higher y-o-y in Q1 21 mainly due to higher profit before taxes, partially offset by a provision reversal associated with tax litigation in Peru.
Profit attributable to non-controlling interests decreased by 6.6% y-o-y in Q1 21 due to lower profit attributable to minority interests at Brasil, partially offset by a higher profit attributable to minority interests at "Other companies and eliminations".
Profit attributable to equity holders of the parent company was 118.3% higher y-o-y in Q1 21, with an increase in earnings per share to €0.15 vs. €0.06 in Q1 20. In underlying terms, net income amounted to €1,076m, up 73.9% y-o-y, excluding €53m of restructuring costs and €137m of other impacts. Underlying EPS amounted to €0.18 in Q1 21 vs. €0.10 in Q1 20.

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)	January - March

	2021	2020	% Chg

OIBDA	3,417	3,760	(9.1)
- CapEx accrued during the period	(2,006)	(1,485)
- Non-cash items & Others (1)	26	(2)
- Working Capital	(177)	(640)
- Net interest payment	(571)	(666)
- Payment for tax	(107)	(173)
- Dividends paid to minority shareholders	(3)	(4)
= Free Cash Flow excluding Lease Principal Payments	579	790	(26.8)
- Lease Principal Payments	(545)	(557)
= Free Cash Flow including Lease Principal Payments	33	233	(85.8)
Weighted average number of ordinary shares outstanding during the period (millions)	5,424	5,467
= Free Cash Flow per share (Euros)	0.01	0.04	(85.7)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July and December 2020, have been taken into account.
- Spectrum payments amounted to €694m in January-March 2021 (€516m in the UK, €135m in Chile, €21m in Spain and €21 in Germany). In January-March 2020 amounted to €8m.
(1) In January-March 2021 it related to commitments associated with long-term restructuring plans mainly in Hispam and "Other companies and eliminations".

Free cash flow generation in Q1 21 was affected by €694m of spectrum payments in the UK, Chile, Spain and Germany. Excluding this, FCF would have grew more than 200% y-o-y to €727m, thanks to lower working capital consumption and lower tax and interest payments.
OIBDA-CapEx grew 0.1% y-o-y in organic terms in Q1 21 (-38.0% y-o-y reported) while the (OIBDA-CapEx)/Revenues ratio grew 0.3 p.p. y-o-y organic (-6.4 p.p. y-o-y reported).
CapEx increased 35.1% y-o-y in Q1 21 due to the spectrum accrued in the period. CapEx ex-spectrum accrued was 9.9% lower y-o-y thanks to the effective management of investments (+0.6% y-o-y organic).
Working capital consumed €177m in Q1 21 and was impacted mainly by recurrent seasonal effects, such as CapEx. It is worth highlighting the execution of factoring measures on accounts receivable and extension of payment terms with suppliers or the factoring firm where those had been discounted. Compared to Q1 20, working capital improved by €463m, mainly due to different CapEx execution, prepayments made in Q1 20 related to the agreement with AT&T in Mexico and lower restructuring payments, all partially offset by positive impacts in Q1 20 (application of the Brazilian court rulings and sale of assets).
Interest payments decreased by 14.2% y-o-y in Q1 21 mainly due to the reduction in debt denominated in European currencies and its cost. The effective cost of interest payments over the last 12 months stood at 2.94% as of March 2021 (excluding lease interests: 2.96%).
Tax payments were 38.3% lower y-o-y in Q1 21 due to extraordinary payments last year, partially offset by lower refunds in Q1 21 from taxes paid in previous years.
Operations with minority shareholders amounted to €3m in Q1 21.
Lease principal payments were slightly lower in Q1 21 (-2.0% y-o-y).

Funding position

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - March

	2021	2020	% Chg

Net financial debt at beginning of period	35,228	37,744
+ Free Cash Flow including Lease Principal Payments	(33)	(233)
+ Hybrids	(211)	723
+ Shareholder remuneration (including hybrid coupons)	215	351
+ Pre-retirement commitments	231	284
+ Net financial investments	(11)	4
+FX & Others	377	(651)
Net financial debt at end of period	35,796	38,223	(6.4)
+ Lease Liabilities	6,584	6,531
Net Financial Debt plus Lease Liabilities at end of period	42,380	44,754

Net financial debt amounted to €35,796m as of March 2021 and increased by €568m in Q1 21, due to the following factors: i) shareholder remuneration (€215m, including coupon payments of capital instruments), ii) labour-related commitments of €231m, and iii) other factors (€377m, highlighting the higher value in Euros of net debt in foreign currencies and the extension of payment terms with suppliers). On the other hand, factors that reduced the debt included the replacement of capital instruments in the amount of €211m, free cash flow generation of €33m and net financial divestments of €11m.
In addition, the announced inorganic initiatives will further reduce net financial debt as of March 2021 by c. €9bn (proceeds from the JV in the UK, the sale of Telxius Towers, the disposal of Costa Rica, the sale of stakes in InfraCo Chile and Fibrasil and reduced by payment for the acquisition of Oi assets).
Net financial debt including lease liabilities amounted to €42,380m as of March 2021 vs. €41,697m as of December 2020.

Telefónica, in the current low-interest rate environment, re-financed €3,022m (€1,372m at the Group and €1,650m at the joint venture of Telefónica with Allianz) of its debt in Q1 21 (excluding commercial paper and short-term bank loans), which allowed the Group to maintain a solid liquidity position and to further extend debt maturities. As of the end of March 2021, the Group has covered debt maturities over the next two years, not including the c. €9bn generated by announced inorganic initiatives. The average debt life stood at 10.32 years (vs. 10.79 years in December 2020).
In February 2021, Telefónica Europe, B.V. launched the first sustainability hybrid bond issuance in the sector with the subordinated guarantee of Telefónica, S.A., (€1,000m, 8.25 years reset date) and a tender offer for the purchase of the existing hybrid bond with first reset date in March 2022 (purchase aggregate principal amount of €757.6m equivalent). After this transaction, the average years to call was extended from 3.75 as of December 2020 to 4.58, and the average coupon paid was reduced from 3.74% to 3.56%, respectively.
In March 2021, T. Móviles Chile, S.A. obtained long-term bank financing in local currency through local and international financial institutions for approximately €172m equivalent.
In April 2021, T. Móviles Chile, S.A. launched a Chilean peso denominated 90,000m bond with maturity in March 2026.
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), with an outstanding notional balance of €3,534m as of March 2021.
Undrawn committed credit lines with different credit institutions amounted to €13,231m as of March 2021 (€12,116m maturing over 12 months), which combined with the cash equivalents position and current financial assets, placed liquidity at €19,664m1.
1 Liquidity not including inorganic deals (proceeds from the JV in the UK, the sale of Telxius Towers, the disposal of Costa Rica, the sale of stakes in InfraCo Chile and Fibrasil and reduced by payment for the acquisition of Oi assets).

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - March	% Chg

	2021	Reported	Organic

Revenues	10,340	(9.0)	(1.3)
Telefónica España	3,050	(0.9)	(0.9)
Telefónica Deutschland	1,850	0.2	0.2
Telefónica UK	1,552	(10.7)	(9.4)
Telefónica Brasil	1,645	(25.7)	0.2
Telefónica Hispam	1,939	(12.0)	(0.2)
Other companies & eliminations	304	7.0	12.5

OIBDA	3,417	(9.1)	0.3
Telefónica España	1,194	(2.5)	(4.6)
Telefónica Deutschland	557	4.6	5.7
Telefónica UK	547	6.0	7.6
Telefónica Brasil	702	(26.2)	(0.4)
Telefónica Hispam	396	(21.0)	(1.4)
Other companies & eliminations	21	(39.6)	23.8

OIBDA margin	33.0%	(0.0 p.p.)	0.6 p.p.
Telefónica España	39.2%	(0.7 p.p.)	(1.5 p.p.)
Telefónica Deutschland	30.1%	1.3 p.p.	1.6 p.p.
Telefónica UK	35.2%	5.6 p.p.	5.6 p.p.
Telefónica Brasil	42.7%	(0.3 p.p.)	(0.3 p.p.)
Telefónica Hispam	20.4%	(2.3 p.p.)	(0.3 p.p.)
Other companies & eliminations	n.s.	n.s.	n.s.

Net income attributable to equity holders of the Parent	886	118.3
Basic and diluted earnings per share (Euros)	0.15	157.8

CapEx	2,006	35.1	0.6
Telefónica España	334	(2.9)	(9.0)
Telefónica Deutschland	228	1.8	1.8
Telefónica UK	768	247.3	17.0
Telefónica Brasil	295	(12.6)	18.0
Telefónica Hispam	350	7.4	(19.3)
Other companies & eliminations	32	(3.4)	1.5

Spectrum	668	n.s.	n.s.

OIBDA-CapEx	1,411	(38.0)	0.1
Telefónica España	860	(2.3)	(2.9)
Telefónica Deutschland	328	6.7	8.5
Telefónica UK	(221)	c.s.	0.5
Telefónica Brasil	407	(33.6)	(10.4)
Telefónica Hispam	47	(73.5)	31.5
Other companies & eliminations	(11)	c.s.	117.0

(OIBDA-CapEx)/Revenues	13.6%	(6.4 p.p.)	0.3 p.p.
(OIBDA-CapEx)/Revenues (ex-spectrum)	20.1%	0.1 p.p.	0.3 p.p.

-Reconciliation included in the excel spreadsheets.
Notes:
-OIBDA and OI are presented before brand fees and management fees.
Organic criteria: Assumes constant exchange rates of 2020 (average in 2020). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

29%	of total Telefónica Q1 21 revenues	35%	of total Telefónica Q1 21 OIBDA	42%	of total Telefónica Q1 21 OIBDA-CapEx (ex-spectrum)

Operating performance
Telefónica España's results in Q1 21 maintained the recovery seen since mid-2020. The y-o-y trend in revenue and OIBDA improved by 2.0 p.p. and 0.1 p.p. respectively vs. the previous quarter.
We continued to promote more rational competition in the sector which is reflected in the overall market trends and in our improved churn. In this context, commercial activity was affected by a lower volume of gross adds, a concentration of promotions’ ending during the period and by the repositioning of tariffs in Q1. This repositioning and the new convergent portfolio with handset launched in April reaffirm T. España's focus on offering differential value, more evident in the higher segments of the market, and enriching the offer (1Gbps fibre, new TV content, greater volume of low value mobile data, smartphones, "Movistar+ Lite" in mobile-only tariffs with unlimited data), highlighting the superior quality of our 5G network (80% coverage).
All this is aimed at increasing customer satisfaction (NPS reached a record 31% in Q1 21; +14 p.p. y-o-y; +5 p.p. q-o-q, as did the GAP) and strengthening revenue generation.
In addition, continuing with our objectives of promoting the development of sustainable solutions, our Eco-Smart seal, which guarantees the environmental benefits of Telefónica Business' digital products and services, has been verified by AENOR (Spanish Certification Organisation).

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	% Chg

Retail Accesses	37,874.0	37,936.9	37,922.1	37,615.1	37,143.5	(1.9)
Fixed telephony	8,918.6	8,917.6	8,882.5	8,731.0	8,616.6	(3.4)
Broadband	5,985.2	5,993.4	6,030.3	5,961.9	5,911.1	(1.2)
FTTH	4,393.0	4,452.0	4,556.9	4,614.1	4,671.0	6.3
Mobile	18,926.7	18,960.3	18,993.7	18,977.8	18,711.0	(1.1)
Prepay	1,070.2	1,012.7	940.0	888.1	840.1	(21.5)
Contract	15,209.9	15,279.8	15,365.1	15,383.7	15,259.7	0.3
IoT	2,646.6	2,667.7	2,688.6	2,706.0	2,611.2	(1.3)
Pay TV	4,032.3	4,054.3	4,004.3	3,934.5	3,895.3	(3.4)
Wholesale Accesses	3,772.4	3,719.9	3,709.2	3,689.5	3,676.8	(2.5)
FTTH	2,292.5	2,361.3	2,489.6	2,599.8	2,708.1	18.1

Total Accesses	41,646.4	41,656.7	41,631.4	41,304.6	40,820.3	(2.0)

OWN UBB COVERAGE
Unaudited figures (thousands)
	2020				2021

	March	June	September	December	March	% Chg

UBB Premises passed (FTTH)	23,421.8	23,650.1	24,445.4	25,219.4	25,651.3	9.5
Up-take (FTTH)	29%	29%	29%	29%	29%	0.2 p.p.

Notes:
- Up-Take FTTH includes retail accesses and wholesale accesses connected to the FTTH network.
Total accesses declined 2% y-o-y due to the aforementioned effects. However, connected fibre accesses continued to grow (165k in Q1, 57k retail) and now account for 79% of the retail broadband base and 78% of the wholesale base. The FTTH network reached 25.7m premises (+432k in Q1), and uptake stood at 29%, increasing the return on investment. The customers of "Fusión Empresas" continued to grow, +11% y-o-y, and relevant contracts were signed with large corporations to support and guide them through their digital transformation.

CONVERGENT KPIs
Unaudited figures
	2020				2021

	March	June	September	December	March	% Chg org.

Convergent clients (thousands)	4,824.5	4,830.3	4,847.3	4,824.8	4,781.6	(0.9)
Convergent ARPU (EUR) (cumulative YTD)	91.8	91.3	91.5	91.4	89.7	(2.2)
Convergent churn (cumulative YTD)	1.5%	1.2%	1.3%	1.4%	1.5%	0.1 p.p.

Notes:
- Convergent include Consumer, SOHO and SMEs clients.

Within the convergent customer base (-1% y-o-y, -43k in Q1), the highest churn was concentrated among lower value customers, while high speed fibre (+11%) and O2 (x2) customers continued to grow.
The value of our convergent base is much higher than the market average which is reflected in our ARPU of €89.7 (-2.2% y-o-y in line with the previous quarter driven by the pandemic and the higher relative weight of O2 customers in a quarter of lower commercial activity), the sequential improvement in churn in a more rational market (-0.1 p.p.; 1.5%) and the ARPU differential with our main competitor in convergence, which has increased by 9% in the last 12 months. Customers subscribed to new services (Alarms, Health, etc...) continued to increase and convergent accesses showed an average of 4.9 per bundle. Since the relaunch of the Alarms service in Q1 20, customers to this service increased by 26%, with a four-fold increase in gross adds.

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2021	2020	Reported	Organic

Revenues	3,050	3,078	(0.9)	(0.9)
Mobile handset revenues	82	64	29.0	29.0
Revenues ex-mobile handset revenues	2,968	3,014	(1.5)	(1.5)
Retail	2,432	2,477	(1.8)	(1.8)
Wholesale and Other	536	537	(0.2)	(0.2)
Operating income before D&A (OIBDA)	1,194	1,225	(2.5)	(4.6)
OIBDA Margin	39.2%	39.8%	(0.7 p.p.)	(1.5 p.p.)
CapEx	334	344	(2.9)	(9.0)
Spectrum	21	—	—	—
OIBDA-CapEx	860	881	(2.3)	(2.9)

Notes:
- OIBDA before management and brand fees.

Revenues in Q1 (-0.9% y-o-y) improved sequentially by 2.0 p.p. thanks to the better performance of service revenues (-1.5% y-o-y, +0.6 p.p. vs. Q4 20) and handset sales (+29%). Retail revenues improved 0.8 p.p. y-o-y (-1.8%) thanks to the strong increase in IT revenues (record y-o-y growth in one quarter and accelerating 7 p.p. vs Q4) and lower erosion in Business communications. Wholesale and other revenues remained stable y-o-y (-0.2%) despite the negative impact of roaming (due to travel restrictions between countries) and the exit of Lyca. Our differentiated assets and commercial strength supported value oriented revenue diversification in both Retail and Wholesale businesses.
Q1 21 OIBDA (-4.6% y-o-y) improved q-o-q slightly by 0.1 p.p. due to lower service revenues erosion and lower content costs, despite y-o-y savings from the redundancy programme were already homogeneous. The y-o-y decline was mainly due to service revenue decline and higher handset, IT and other equipment procurement costs. The OIBDA margin was 39.2% (-1.5 p.p. y-o-y).
CapEx declined 9.0% vs. Q1 20 despite the continued rollout of NGN networks (FTTH and 5G), thanks to the more efficient allocation of resources. In Q1 21, a 10 MHz block in the 3.4 GHz band was acquired at the reserve price of €21m. OIBDA-CapEx reached €860m (-2.9% y-o-y) with a robust margin of 28.2%.

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica Q1 21 revenues	16%	of total Telefónica Q1 21 OIBDA	16%	of total Telefónica Q1 21 OIBDA-CapEx (ex-spectrum)

Operating performance
Telefónica Deutschland posted a good operational and financial performance despite continued COVID-19-related headwinds. Underlying commercial trends remained intact while an entire quarter in lockdown, in combination with ongoing travel restrictions, weighed on Q1 commercial activity (mainly in January and February) and revenues with some offsetting OpEx factors reflected at OIBDA level. The Company achieved significant progress with its 5G network expansion, now available in more than 30 cities across Germany. Telefónica Deutschland’s ESG strategy is integrated in the overall business strategy and the launch of the Company’s second Responsible Business Plan in March underpins its ambition to be carbon neutral by 2025. In April, T. Deutschland was awarded with a ‘good’ rating in the "CHIP" magazine fixed network test, a significant improvement versus last year's rating.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	% Chg

Retail Accesses	48,121.7	48,017.7	48,544.9	48,804.7	48,942.4	1.7
Fixed telephony accesses	2,149.1	2,163.4	2,170.9	2,180.2	2,173.0	1.1
Broadband	2,231.7	2,245.2	2,251.6	2,261.1	2,253.9	1.0
UBB (1)	1,687.7	1,728.8	1,762.3	1,797.8	1,809.1	7.2
Mobile accesses	43,647.1	43,516.5	44,032.4	44,274.8	44,428.2	1.8
Prepay	19,689.4	19,323.0	19,530.7	19,283.3	19,174.7	(2.6)
Contract	22,727.2	22,885.3	23,146.3	23,581.3	23,801.4	4.7
IoT	1,230.4	1,308.2	1,355.4	1,410.1	1,452.1	18.0
Total Accesses	48,121.7	48,017.7	48,544.9	48,804.7	48,942.4	1.7
Notes:
(1) UBB accesses refers to VDSL accesses in Germany.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	% Chg

Mobile churn (quarterly)	2.0%	1.9%	1.6%	1.8%	1.6%	(0.4 p.p.)
Contract	1.5%	1.4%	1.4%	1.3%	1.3%	(0.2 p.p.)
Mobile churn (cumulative YTD)	2.0%	1.9%	1.8%	1.8%	1.6%	(0.4 p.p.)
Contract	1.5%	1.5%	1.4%	1.4%	1.3%	(0.2 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	9.8	9.7	9.9	9.9	9.7	(1.4)
Contract	13.7	13.5	13.6	13.6	13.2	(3.9)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

Contract mobile accesses posted strong growth with quarterly net additions improving by 17% y-o-y, as online channels partly compensated for lower gross add volumes due to lockdown-related shop closures. Churn remained at a historic low with own brand postpaid churn of 1.0%, having improved by 0.3 p.p. y-o-y, supported by enhanced network quality.
•O2 Free tariffs continued to be well-received, fuelling data usage and driving 'ARPU-up' strategy.
•O2 ARPU (ex-roaming) grew by 0.5% y-o-y in Q1 21 (+0.4% y-o-y in Q4 20).
Prepaid accesses registered -109k net disconnections in Q1 21, improving vs. previous quarters (-247k in Q4 20; -407k in Q1 20), with some revenue neutral SIM card reactivations while the market trend of prepaid to postpaid migration continued.
Fixed broadband accesses registered 7k net disconnections in Q1 21 (+10k in Q4 20; +25k in Q1 20) in a market focused on high speed fixed connectivity during lockdown with robust demand for fixed-mobile substitution (FMS) products.

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2021	2020		Reported		Organic

Revenues	1,850	1,846		0.2		0.2
Mobile Business	1,654	1,650		0.2		0.2
Handset revenues	347	339		2.3		2.3
Fixed Business	200	193		3.9		3.9
Operating income before D&A (OIBDA)	557	532		4.6		5.7
OIBDA Margin	30.1%	28.8%	1.3	p.p.	1.6	p.p.
CapEx	228	224		1.8		1.8
Spectrum	—	—		—		—
OIBDA-CapEx	328	308		6.7		8.5
Note:
- OIBDA before management and brand fees.

The revenue trend mainly reflects COVID-19 headwinds (-€24m in Q1 21) including roaming impact due to ongoing travel restrictions which annualised mid-March. However, revenues continued to post growth of +0.2% (+2.7% y-o-y in Q4 20).
Mobile business revenues grew by 0.2% y-o-y in Q1 21 (+2.1% y-o-y in Q4 20) as a result of continued strong demand for high value handsets (handsets revenues up 2.3% y-o-y vs. 4.4% in Q4 20), however robust MSR performance through own brand and partner operations was offset by COVID-19 impacts (down 0.3% y-o-y; COVID-19 -€24m in Q1 21).
Fixed business revenues were up 3.9% y-o-y in Q1 21 (+7.0% y-o-y in Q4 20) with y-o-y comparison affected by particularly strong customer base growth and higher share of VDSL customers in Q1 20.
OIBDA growth accelerated sequentially to 5.7% y-o-y in Q1 21 (+3.4% y-o-y in Q4 20) as a result of revenue growth and T. Deutschland’s effective COVID-19 cost management (e.g. marketing spend phasing) driving OIBDA margin to 30.1% (+1.6 p.p. vs. Q1 20), while the ongoing COVID-19 related roaming drag weighed (COVID-19 impacted -€5m in Q1 21) .
CapEx was up by 1.8% y-o-y in Q1 21, with a CapEx/Sales ratio of 12.3%. CapEx levels in Q1 21 reflect back-end loaded annual phasing in 2021, in line with the programme of boosting coverage with 5G and accelerated capacity in urban areas to drive profitable future growth.
As a result, OIBDA-CapEx improved by 8.5% y-o-y in Q1 21 and OIBDA-CapEx/Revenues reached 17.7%, up 1.4 p.p. y-o-y.

TELEFÓNICA UK
(y-o-y changes in organic terms)

15%	of total Telefónica Q1 21 revenues	16%	of total Telefónica Q1 21 OIBDA	14%	of total Telefónica Q1 21 OIBDA-CapEx (ex-spectrum)

Operating performance
As the UK’s number one mobile network, Telefónica UK has delivered its best ever Q1 OIBDA performance, whilst also maintaining market leading NPS and the industry’s highest levels of customer loyalty, with contract churn at 0.9%. During the first quarter, the Company secured a significant share in the latest spectrum auction at considerably lower prices than European benchmarks, investing £448m to obtain 40MHz of 3.6GHz and 20MHz of 700 MHz FDD. As part of the negotiation period in April, Telefónica UK also agreed a trade to create a contiguous block of 80MHz in the 3.4 – 3.8GHz band. The additional contiguous spectrum will be crucial to harnessing the true power of 5G, to deploy the strongest indoor and outdoor connectivity and an ultra-reliable frequency.
Work continues with the preparation for the joint venture between T. UK and Virgin Media, following receipt of the provisional approval from the CMA in April and we continue to work constructively with the CMA to achieve a positive outcome.

TELEFÓNICA UK
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	% Chg

Retail Accesses	26,368.0	25,752.9	26,702.2	27,330.3	27,562.7	4.5
Fixed telephony accesses	315.8	317.8	319.2	320.4	321.2	1.7
Broadband	29.0	29.0	29.1	29.2	29.3	1.2
Mobile accesses	26,023.2	25,406.1	26,353.8	26,980.7	27,212.2	4.6
Prepay	8,199.6	7,570.6	8,127.2	8,117.4	8,075.6	(1.5)
Contract	12,268.3	12,259.7	12,292.7	12,372.7	12,354.3	0.7
IoT	5,555.3	5,575.8	5,934.0	6,490.6	6,782.3	22.1
Wholesale Accesses	8,774.2	8,694.3	9,018.3	9,210.9	9,350.5	6.6
Total accesses	35,142.2	34,447.2	35,720.5	36,541.2	36,913.2	5.0

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	% Chg

Mobile churn (quarterly)	1.8%	2.1%	0.7%	1.4%	1.3%	(0.6 p.p.)
Contract	1.0%	0.9%	0.9%	0.9%	0.9%	(0.1 p.p.)
Mobile churn (cumulative YTD)	1.8%	2.0%	1.6%	1.5%	1.3%	(0.6 p.p.)
Contract	1.0%	0.9%	0.9%	0.9%	0.9%	(0.1 p.p.)

Mobile accesses (including wholesale) grew 5.1% y-o-y to 36.6m at the end of March, with contract mobile accesses declining 18k in Q1 21 as a result of additional lockdowns and associated retail store closures. IoT accesses grew 22% y-o-y, primarily driven by the continuing Smart Metering (SMIP) programme.

Financial performance

TELEFÓNICA UK
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2021	2020		Reported		Organic

Revenues	1,552	1,739		(10.7)		(9.4)
Mobile Business	1,496	1,678		(10.9)		(9.6)
Handset revenues	370	428		(13.6)		(12.3)
Fixed Business	56	61		(6.9)		(5.6)
Operating income before D&A (OIBDA)	547	516		6.0		7.6
OIBDA Margin	35.2%	29.7%	5.6	p.p.	5.6	p.p.
CapEx	768	221		247.3		17.0
Spectrum	513	—		n.s.		n.s.
OIBDA-CapEx	(221)	295		c.s.		0.5

Note:
- OIBDA before management and brand fees.

Revenues declined by 9.4% y-o-y in Q1 21 (-5.2% in Q4 20) due to the adverse impact of the country-wide lockdown in the quarter compared with just two weeks of Q1 20. This resulted in the majority of the stores being closed for the first three months of the year, negatively affecting handset sales (Q1 21 COVID impact of -6.6 p.p.), although this was partially offset by an increase in online trading.
OIBDA grew by 7.6% y-o-y in Q1 21, as a result of cost control with enhanced direct trading resulting in commissions savings. OIBDA margin stood at 35.2%, an expansion of +5.6 p.p. vs. Q1 20 due to the above-mentioned savings and a temporary decline in low margin handset sales.
A continued focus on areas of growth such as network enhancement and 5G deployment, resulted in CapEx increasing by 17.0% y-o-y Q1 21, and OIBDA-CapEx growing by 0.5% y-o-y. OIBDA-CapEx/Revenues improved 1.9 p.p. y-o-y to 18.8% in the quarter.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

16%	of total Telefónica Q1 21 revenues	21%	of total Telefónica Q1 21 OIBDA	20%	of total Telefónica Q1 21 OIBDA-CapEx (ex-spectrum)

Operating performance
Telefónica Brasil returned to revenue growth in Q1 21 (+0.2% y-o-y), while OIBDA remained broadly stable y-o-y. These trends were supported by the accelerated fibre deployment, continuous improvement in the commercial offering, and progressive efficiency generation through digitalisation and process simplification.

ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	% Chg

Final Clients Accesses	93,173.2	92,103.6	93,811.5	95,145.0	95,900.8	2.9
Fixed telephony accesses	10,309.0	9,779.4	9,347.8	8,994.8	8,625.9	(16.3)
Broadband	6,772.6	6,587.0	6,430.4	6,315.0	6,318.2	(6.7)
UBB	5,026.7	5,033.1	5,054.8	5,084.2	5,220.1	3.8
FTTH	2,652.3	2,862.6	3,129.7	3,377.7	3,745.8	41.2
Mobile accesses	74,740.7	74,399.3	76,709.4	78,523.7	79,673.3	6.6
Prepay	31,023.8	31,291.2	32,757.1	33,662.5	33,668.8	8.5
Contract	33,310.3	33,246.8	33,689.5	34,418.2	35,321.4	6.0
IoT	10,406.6	9,861.3	10,262.8	10,443.0	10,683.2	2.7
Pay TV	1,282.9	1,270.3	1,257.8	1,247.7	1,223.5	(4.6)
IPTV	753.3	805.3	854.5	890.8	913.9	21.3
Total Accesses	93,173.3	92,116.9	93,824.5	95,157.9	95,901.9	2.9

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	% Chg

UBB Premises passed	21,677.8	22,626.8	23,927.6	24,514.0	25,057.9	15.6
FTTH	11,689.7	13,086.4	14,588.5	15,696.9	16,291.1	39.4
Up-Take FTTH	23%	22%	21%	22%	23%	0.3 p.p.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	% Chg

Mobile churn (quarterly)	3.1%	3.4%	3.1%	2.9%	2.9%	(0.2 p.p.)
Contract	1.5%	1.5%	1.2%	1.1%	1.1%	(0.5 p.p.)
Mobile churn (cumulative YTD)	3.1%	3.2%	3.2%	3.1%	2.9%	(0.2 p.p.)
Contract	1.5%	1.5%	1.4%	1.3%	1.1%	(0.5 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	5.7	5.1	4.9	4.7	4.0	(5.4)
Contract	10.2	9.2	8.7	8.4	7.2	(5.4)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

In the mobile business, quarterly contract net additions reached the highest contract net adds since Q4 17 (+903k), driven by superior service quality and enhanced commercial offers as a result of new partnerships. These initiatives helped improve user experience and reduce contract churn (-0.5 p.p. y-o-y).
In the fixed business, FTTH net additions saw a notable increase, reaching 368k (+175k in Q1 20), owing to the implementation of different network deployment models depending on the profile of each city. These included deals with ATC and Phoenix and the imminent launch of FiBrasil. This transformation continues to bear fruit, as reflected in positive trends in ARPU (+19.0% y-o-y) and churn (-0.3 p.p.) in FBB business.
Moreover, Vivo reinforced its position as a hub operator in digital services thanks to the launch of Vivo Money, Vivo Pay and the recent deals reached with Itaucard, Dotz and CDF.

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2021	2020	Reported	Organic

Revenues	1,645	2,215	(25.7)	0.2
Mobile Business	1,084	1,447	(25.1)	1.1
Handset revenues	98	119	(17.8)	10.9
Fixed Business	561	768	(26.9)	(1.4)
Operating income before D&A (OIBDA)	702	951	(26.2)	(0.4)
OIBDA Margin	42.7%	42.9%	(0.3 p.p.)	(0.3 p.p.)
CapEx	295	337	(12.6)	18.0
Spectrum	—	—	—	—
OIBDA-CapEx	407	613	(33.6)	(10.4)

Notes:
- OIBDA before management and brand fees.

Revenues returned to y-o-y growth (+0.2% vs. -1.6% in Q4 20), on the back of significant improvement in fixed revenues (-1.4% vs. -7.7% in Q4 20), boosted by strong performance in FTTH and IPTV, which almost offset the revenue loss from traditional fixed businesses (voice, DTH, and cooper). Growth in mobile revenues was driven by both service revenues (+0.2%) and handset sales (with positive margin). Revenue growth was affected by COVID-19 by approximately 1.2 p.p. y-o-y in Q1 21.
OIBDA improved its y-o-y trend vs. the previous quarter (-0.4% vs. -1.6% in Q4 20), supported by higher revenues (following the strong commercial momentum) and the continuous decrease in OpEx (with digitalisation and efficiency initiatives offsetting the growing inflation and the increase in direct costs). OIBDA growth was affected by COVID-19 by approximately 0.3 p.p. y-o-y in Q1 21. OIBDA margin remained broadly stable y-o-y at 42.7% in Q1 21 (-0.3 p.p. y-o-y).
CapEx rose 18.0% vs. Q1 20 with investments focused on improving coverage in both mobile (4G population coverage reached 92%, +3 p.p. y-o-y) and FTTH networks, associated with network deployment (9 new cities covered in Q1 21) and connecting new customers. OIBDA-CapEx fell 10.4% y-o-y and the margin stood at 24.7% (-2.9 p.p. y-o-y).

TELEFÓNICA INFRA
Telefónica Infra acts as T. Group’s infrastructure portfolio manager. During Q1 21, T. Infra continued to focus on pursuing value creation opportunities in line with the Group’s strategic objectives of crystallising the value of its infrastructure assets and capabilities, improving the competitive position of Telefónica’s operating business units, and capturing future value upside from its infrastructure assets and co-investments.
The sale of the Telxius Tower division to ATC in January 2021 achieved a record multiple for a tower portfolio at 30.5x proforma OIBDAaL. Further to the signing of the agreement, it is expected to receive the green light from all regulators most likely in Q2 21, as most approvals already have been granted in Europe.
Telxius' Cable business actively expanded its international network during Q1 21:
•In the Transatlantic route, Telxius enhanced its infrastructure with a participation in Dunant, a fully operational submarine cable project developed by Google, connecting the United States with the French Atlantic coast. As a result, combined with MAREA, Telxius’ offer will present one of the lowest latency and highest capacity routes globally. Telxius now bridges the Atlantic with the two most modern cables, laid further south than any other cable in the North Atlantic, ensuring the Company has a unique value proposition on the Transatlantic route.
•On the Pacific route, Mistral full deployment already started and is expected to be completed in 2021. Mistral, carried out jointly with Claro, is a new high-capacity fibre optic submarine cable that runs along the Latin American Pacific coast to connect Guatemala, Ecuador, Peru, and Chile.
•Telxius continued to support the growth of global infrastructure through the Derio Communications Hub located near Bilbao (Spain). This will provide landing and colocation services for Google’s new Grace Hopper subsea cable. Recently, Telia Carrier announced the launch of a new Point-of-Presence at Telxius’ Derio Communications Hub, enhancing its fibre backbone and connectivity for customers seeking gateway access to a completely new and diverse path from the Americas to Europe with low latency and high capacity.
•Traffic growth trends consolidated due to the profound change in habits caused by COVID-19, with Telxius posting traffic growth of +24% y-o-y in Q1 21.
During the quarter, Telefónica progressed with neutral FTTH wholesale vehicles which, in addition to different network sharing agreements, allow for both further footprint expansion and CapEx optimisation.
The FiBrasil independent optical fibre wholesale network signed on 2 March, in which CDPQ hold 50%, T. Infra 25% and T. Brasil 25%, aims to expand its network in selected mid-sized cities to reach around 5.5m premises passed within four years (1.6m brownfield premises passed contributed by T. Brasil). Approvals were granted by the European regulator and CADE, with closing pending Anatel’s green light.
Unsere Grüne Glasfaser (UGG), owned 50% by Allianz, 40% by T. Infra, and by 10% T. Deutschland, secured non-recourse senior bank financing amounting to €1.65bn from nine leading banks in Mar-21. As a result, UGG now has sufficient liquidity to meet its needs for the first three years of the project, with built-in flexibility to access further facilities thereafter. This financing, together with the capital committed from shareholders, will enable UGG to complete the roll-out of c.50,000 km of fibre optic network in rural and semi-rural areas in Germany passing over 2m premises. UGG has already reached agreements with several municipalities to deploy its network, having started construction and commercialisation in March.
In addition, T. Chile announced the creation of InfraCo (KKR 60%, T. Chile 40%), a wholesale fibre vehicle that aims to reach 3.5m premises passed by the end of 2022 (c.2m brownfield premises passed by T. Chile). This has allowed Telefónica to crystallise value (18.4x EV/OIBDA 20 multiple) and reduce capital intensity of its Chilean business while accelerating expansion plans.
As announced on 10 May, T. Infra reached an agreement with Asterion Industrial Partners whereby acquires a 20% stake in Asterion’s data centre company, Nabiax, which already operates 11 data centres acquired from Telefónica in 2019, in exchange for four data centres contributed from Telefónica. The transaction unlocks hidden value with T. Infra retaining exposure to a global data centre platform with attractive growth prospects, while avoiding future CapEx for upgrades and securing service levels. Closing of the transaction is expected to be executed in two tranches, subject to regulatory and other administrative proceedings.

TELEFÓNICA TECH
(y-o-y changes)

Operating performance
Telefónica Tech is a multinational technology company headquartered in Spain with two business units, Cybersecurity & Cloud Tech and IoT & Big Data Tech. T. Tech leverages commercial and operational capabilities, differentiated assets, and key global partnerships to reach the more than 5.5m B2B customers of T. Group.
In Telefónica Cybersecurity & Cloud Tech, our mission is critical to guide the customer securely through the complex multi-cloud ecosystem. In Q1 21 commercial activity was strong and our value proposition was reinforced.
•Relevant deals were signed mostly with public sector and the banking sector; including an agreement with Navantia to commercialise and develop cybersecurity projects for the defense and naval sector worldwide. In Q1 we launched (i) “Next Defense” a global next-generation cybersecurity offering to provide an advanced model of services including Managed Detection and Response, Vulnerability Risk Management and Cyber Threat Intelligence solutions; (ii) “Cloud Garden 2.0”, the next phase of the open container hybrid cloud platform built in collaboration with IBM and Red Hat to allow customers an easier creation and management of applications; (iii) A new quantum technology accessible for Virtual Data Center customers to fulfil demand for high quality and high-performance random numbers applications.
T. Tech was recognised as a ”very strong player” in Unified Cloud Communications (UCC) in April 21 by Globaldata thanks to our high quality portfolio, compelling global reach and value-add features such as AI analytics.
In IoT & Big Data, we unify both capabilities into a unique E2E portfolio to transform the data into valuable information adapted to different sectors. Key highlights for Q1 21 were as follows:
•Commercial activity was fostered by areas like Smart Cities or Industry 4.0, while we focused on creating a unique value proposition with “AI of Things” taking advantage of our leadership in both areas. We leveraged our value proposition through owned connectivity and IoT platforms, key execution, and a strong ecosystem of partners to foster our activity in different sectors. Recent agreements were forged with AWS and Mavenir (IoT Cloud Connectivity); Alastria, Fibocom and Aitos (Blockchain); ASTI (Robotics) and Geprom (Industrial IoT).
T. Tech is recognised as world class leader in different businesses. "A Leader in Gartner's MQ for Managed IoT Connectivity Services” (for 7th time)” (May-21); “Strong Performer“ by Forrester in Specialised Insights Services Providers and among the “50 world leading companies in Blockchain” by Forbes (Feb-21). In T.Tech we are committed to Innovation with 10 highly specialised research centers in the world.

Financial Performance2
Revenue growth at T. Tech accelerated in Q1 21 to 25.1% y-o-y to €166m underpinned by steady growth in Cybersecurity and Cloud as digitalisation becomes of critical importance for businesses of all sizes. These services are a key lever for the recovery of the B2B segment at Telefónica, especially in Spain where the corporate segment has delivered an excellent performance.
T.Tech current perimeter encompasses all those services that were identified as a priority in a first phase and additional transfer of business and assets expected throughout 2021.
T. Cyber & Cloud Tech revenue performance was mainly driven by Spain and Hispam. We are boosting the higher-value services, including “Managed, Professional and Platform services” grew steadily by 33% y-o-y in Q1 and account for more than 50% of Cyber & Cloud revenues.
T. IoT & Big Data Tech revenue remained impacted by COVID-19 with lower sales of IoT & BD solutions (>50% of revenues) and interrupted projects, mainly in Retail. However, the critical role of IoT in the digital transformation of corporations and Public Administrations was evident in commercial recovery. IoT connectivity revenue kept growing at a healthy rate (+3.2%).
2 “Telefónica Tech” revenue perimeter in 2021, for comparative purpose 2020 revenue refers to a proforma perimeter.

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

19%	of total Telefónica Q1 21 revenues	12%	of total Telefónica Q1 21 OIBDA	9%	of total Telefónica Q1 21 OIBDA-CapEx (ex-spectrum)

Operating performance
Telefónica Hispam continued to progressively improve its commercial activity, with contract mobile and FTTH segments reporting notable growth. The company's efforts to maximise efficiencies in operating expenses and CapEx resulted in a sound OIBDA-CapEx growth of +31.5%. Telefónica continued to modulate its exposure to the region exemplified by some measures taken includes the launch of a fibre vehicle in Chile and the sale of Hispam's wholesale DTH business which will generates savings and reinforce the company's focus on the more profitable IPTV business.

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	% Chg

Retail Accesses	108,739.0	105,534.3	106,040.8	108,488.6	109,152.9	0.4
Fixed telephony accesses	8,461.8	8,260.7	7,982.7	7,835.0	7,668.1	(9.4)
Broadband	5,428.5	5,398.6	5,407.1	5,447.3	5,555.0	2.3
UBB	3,298.3	3,386.0	3,550.9	3,695.0	3,894.3	18.1
FTTH (1)	2,916.2	3,034.6	3,239.3	3,417.6	3,642.4	24.9
Mobile accesses	91,759.4	88,837.3	89,650.6	92,204.5	92,924.7	1.3
Prepay	66,156.9	63,737.5	64,201.0	66,206.7	66,145.0	(0.0)
Contract	21,909.8	21,348.6	21,603.3	22,000.2	22,611.4	3.2
IoT	3,692.6	3,751.1	3,846.3	3,997.6	4,168.3	12.9
Pay TV	2,943.2	2,889.7	2,853.5	2,856.8	2,864.1	(2.7)
IPTV	385.8	424.1	501.3	577.7	646.4	67.6

Total Accesses	108,760.1	105,554.3	106,061.1	108,509.1	109,173.2	0.4
Notes:
(1) Includes Peru's cable accesses

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)	2020				2021

	March	June	September	December	March	% Chg

UBB Premises passed	11,727.5	11,972.1	11,839.7	12,064.5	12,521.5	6.8
FTTH (1)	8,989.1	9,233.8	9,595.7	9,923.4	10,389.7	15.6
Up-take FTTH	32%	33%	34%	34%	35%	2.6 p.p.

Note:
(1) Includes Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	% Chg

Mobile churn (quarterly)	3.4%	3.2%	3.0%	2.5%	3.0%	(0.4 p.p.)
Contract	2.7%	2.0%	2.5%	2.2%	2.0%	(0.6 p.p.)
Mobile churn (cumulative YTD)	3.4%	3.3%	3.2%	3.0%	3.0%	(0.4 p.p.)
Contract	2.7%	2.3%	2.4%	2.3%	2.0%	(0.6 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	3.9	3.6	3.5	3.4	3.2	(3.0)
Contract	10.9	10.5	10.0	9.6	9.1	(3.8)

Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

The contract mobile business posted a strong acceleration in net additions to 611k in Q1 21, with notable growth recorded in Chile at 232k, an all-time high, attributable to improvements to its offering. Contract churn improved in the region by -0.6 p.p. to 2.0%, reflecting greater customer loyalty and a higher NPS.
The fixed business continued to focus on fibre deployment, with investment rationalisation by leveraging co-investment deals with ATC and ATP across the main operations and the creation of a fibre vehicle in Chile (closing pending regulatory approval) to lower capital intensity and accelerate network expansion. In Q1 21, FBB net additions accelerated significantly to 108k, with FTTH growth more than offsetting disconnections in cooper. UBB premises passed accelerated to 12.5m, up 0.8m over the last 12 months.

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2021	2020	Reported	Organic

Revenues	1,939	2,204	(12.0)	(0.2)
Mobile Business	1,260	1,406	(10.4)	1.3
Handset revenues	316	295	7.4	15.6
Fixed Business	676	764	(11.5)	(2.8)
Operating income before D&A (OIBDA)	396	502	(21.0)	(1.4)
OIBDA Margin	20.4%	22.8%	(2.3 p.p.)	(0.3 p.p.)
CapEx	350	325	7.4	(19.3)
Spectrum	135	—	n.s.	n.s.
OIBDA-CapEx	47	176	(73.5)	31.5

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are consolidated in Telefónica Group's "Other companies & eliminations". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam.

Revenues decreased by 0.2% in Q1 21, improving its sequential trend (-2.5% in Q4 20), thanks to improvements across all countries (especially Chile and Peru), except for Mexico, which was affected by the reduction in interconnection tariffs. Service revenue fell by 2.7%, worth highlighting Colombia, which, once again, accelerated its growth to 7.3% y-o-y. COVID-19 impact reduced y-o-y revenue by 0.4 p.p. in Q1 21.
OIBDA improved sequentially, down only 1.4% y-o-y (vs. -10.2% in Q4 20) due to better revenue trend and an increasing level of operational synergies. COVID-19 impact reduced y-o-y OIBDA growth by 0.8 p.p. in Q1.
OIBDA margin fell by -0.3 p.p. in Q1 21. Generated synergies and more efficient fibre deployment reduced CapEx by 19.3% y-o-y. OIBDA-CapEx rose by 31.5% y-o-y and its margin expanded by 2.6 p.p.

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - March		% Chg

	2021	2020	Reported	Organic

Revenues	1,939	2,204	(12.0)	(0.2)
Telefónica Argentina	412	532	(22.4)	—
Telefónica Chile	424	391	8.4	6.8
Telefónica Perú	371	472	(21.4)	(7.6)
Telefónica Colombia	330	333	(0.8)	9.4
Telefónica México	239	290	(17.6)	(7.7)
Others & eliminations	163	187	(12.8)	(2.7)

Handset revenues	316	295	7.4	15.6
Telefónica Argentina	61	64	(5.7)	—
Telefónica Chile	92	62	47.7	45.6
Telefónica Perú	50	53	(5.7)	11.0
Telefónica Colombia	37	32	17.4	29.5
Telefónica México	64	69	(6.8)	4.4
Others & eliminations	12	14	(14.4)	(3.3)

OIBDA	396	502	(21.0)	(1.4)
Telefónica Argentina	41	101	(58.8)	—
Telefónica Chile	128	119	7.5	6.8
Telefónica Perú	68	89	(23.7)	(10.3)
Telefónica Colombia	94	98	(3.5)	13.2
Telefónica México	17	33	(47.1)	(35.1)
Others & eliminations	47	62	(24.4)	(11.8)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are consolidated in Telefónica Group's "Other companies & eliminations". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam.

•Chile: Growth in value accesses accelerated due to improvements in the commercial offering and enhanced customer satisfaction. These translated into positive y-o-y growth across revenues, OIBDA, and OIBDA-CapEx of +6.8%, +6.8%, and +109.0%, respectively.
•Peru: Positive momentum in commercial activity continued into Q1 21, resulting in a second consecutive quarter of simultaneous growth in contract, prepaid, and FBB accesses. Revenues fell by 7.6% y-o-y, due to the intense competitive environment, however a positive trend emerging in March 2021. OIBDA-CapEx increased by 30.6% y-o-y.
•Colombia: Continued to generate commercial growth across all main services owing to its unique offering (in fibre, Movistar offers the highest speeds across its portfolio, from the low to the high end). The positive performance in B2B revenues, combined with the growth in mobile revenues and operating efficiency, led to improving y-o-y momentum in both revenues and OIBDA, which grew by +9.4% and +13.2% y-o-y, respectively. OIBDA- CapEx rose by 131.0% y-o-y.
•México: Continued its successful traffic migration with 35% of traffic conducted through AT&T's network in Q1 21. On 31 December, T. México returned 800 MHz and 1900 MHz spectrum in three of the country's regions. The positive momentum in commercial performance continued, with contract accesses growing +2% y-o-y. Revenues and OIBDA (-7.7% and -35.1% y-o-y in Q1 21) were impacted by the reduction in mobile interconnection tariffs (-26%), by COVID-19 and higher traffic migrated to AT&T's network. OIBDA- CapEx fell by 23.8% y-o-y.
•Argentina: Revenues rose by 17.4% y-o-y in Q1 21 in local currency terms, with the growth rate remaining broadly stable compared to the previous quarter (+19.4%). OIBDA returned to growth at +6.4% y-o-y as a result of higher costs efficiencies and lower commercial activity. OIBDA-CapEx up 60.4% y-o-y in Q1 21.

Appendix
Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	March 2021	December 2020	% Chg

Non-current assets	69,568	71,396	(2.6)
Intangible assets	11,286	11,488	(1.8)
Goodwill	16,793	17,044	(1.5)
Property, plant and equipment	23,063	23,769	(3.0)
Rights of Use	5,197	4,982	4.3
Investments accounted for by the equity method	443	427	3.8
Financial assets and other non-current assets	6,475	7,270	(10.9)
Deferred tax assets	6,311	6,416	(1.6)
Current assets	33,442	33,655	(0.6)
Inventories	1,486	1,718	(13.5)
Receivables and other current assets	7,586	7,523	0.8
Tax receivables	949	902	5.2
Other current financial assets	1,498	2,495	(39.9)
Cash and cash equivalents	4,940	5,604	(11.9)
Non-current assets and disposal groups held for sale (1)	16,983	15,413	10.2

Total Assets = Total Equity and Liabilities	103,010	105,051	(1.9)

Equity	19,152	18,260	4.9
Equity attributable to equity holders of the parent and other holders of equity instruments	12,227	11,235	8.8
Equity attributable to non-controlling interests	6,925	7,025	(1.4)
Non-current liabilities	56,609	58,674	(3.5)
Non-current financial liabilities	40,451	42,297	(4.4)
Non-current lease liabilities	4,174	4,039	3.3
Payables and other non-current liabilities	2,547	2,561	(0.5)
Deferred tax liabilities	2,647	2,620	1.0
Non-current provisions	6,790	7,157	(5.1)
Current liabilities	27,249	28,117	(3.1)
Current financial liabilities	7,832	8,123	(3.6)
Current lease liabilities	1,227	1,255	(2.2)
Payables and other current liabilities	10,413	10,912	(4.6)
Current tax payables	1,656	1,732	(4.4)
Current provisions	1,311	1,304	0.5
Liabilities associated with non-current assets and disposal groups held for sale (1)	4,809	4,791	0.4

(1) Includes assets and liabilities of T. UK and T. Costa Rica, as well as assets and liabilities subject to the agreement of Telxius Telecom with American Tower Corporation, reclassified as held for sale.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2021	2020	% Chg

Cash received from operations	12,751	14,010
Cash paid from operations	(9,517)	(10,912)
Net payments of interest and other financial expenses net of dividends received	(571)	(666)
Taxes proceeds/(paid)	(107)	(173)
Net cash flow provided by operating activities	2,556	2,259	13.2

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(2,184)	(1,749)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	38	11
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	16	1,074
Net cash flow used in investing activities	(2,130)	(664)	220.9

Dividends paid	(52)	(164)
Proceeds from share capital increase	—	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(16)	(11)
Operations with other equity holders (1)	61	(904)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	3,557	2,095
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(3,830)	(2,586)
Lease Principal Payments	(545)	(557)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(61)	(140)
Net cash used in financing activities	(886)	(2,267)	(60.9)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(204)	(349)
Net increase (decrease) in cash and cash equivalents during the year	(664)	(1,021)	(35.0)

Cash and cash equivalents at the beginning of the period	5,604	6,042
Cash and cash equivalents at the end of the period	4,940	5,021
Notes:
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
March 2021

Non-current financial liabilities	40,451
Current financial liabilities	7,832
Gross Financial Debt	48,283
Cash and cash equivalents	(4,940)
Current financial assets	(1,493)
Non-current financial assets	(4,240)
Mark-to-market adjustment by cash flow hedging activities related to debt	(886)
Other current assets and liabilities	(278)
Other non-current assets and liabilities	(650)
Net Financial Debt	35,796
Lease Liabilities	6,584
Net Financial Debt including Lease liabilities (1)	42,380
Notes:
(1) Includes assets and liabilities defined as net financial debt including lease liabilities of T. UK, T. Costa Rica and those subject to the agreement of Telxius Telecom with American Tower Corporation, that are classified as non-current assets and disposal groups held for sale and liabilities associated with non-current assets and disposal groups held for sale.
- Net financial debt includes a negative value of the derivatives portfolio for a net amount of €71m, €3,438m included as financial liabilities and €3,366m included as financial assets.

March 2021

Net Financial Debt / OIBDAaL adjusted (1)	2.91x
Notes:
(1) OIBDA plus adjustments and after Leases.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
March 2021

Gross commitments related to employee benefits	5,589
Value of associated Long-term assets	(124)
Tax benefits	(1,447)
Net commitments related to employee benefits (1)	4,018

(1) Includes assets and liabilities defined as net commitments related to employee benefits of T. UK, T. Costa Rica and those subject to the agreement of Telxius Telecom with American Tower Corporation, that are classified as non-current assets and disposal groups held for sale and liabilities associated with non-current assets and disposal groups held for sale.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Mar 2021	Jan - Mar 2020	March 2021	December 2020

USA (US Dollar)	1.205	1.103	1.173	1.227
United Kingdom (Sterling)	0.874	0.861	0.852	0.898
Argentina (Argentine Peso) (3)	107.898	70.621	107.898	103.231
Brazil (Brazilian Real)	6.595	4.887	6.683	6.376
Chile (Chilean Peso)	872.585	885.042	846.661	872.227
Colombia (Colombian Peso)	4,286.712	3,885.668	4,314.846	4,211.165
Costa Rica (Colon)	740.741	633.312	722.543	757.576
Mexico (Mexican Peso)	24.504	21.886	23.975	24.425
Peru (Peruvian Nuevo Sol)	4.411	3.749	4.406	4.442
Uruguay (Uruguayan Peso)	51.966	43.446	51.829	51.945
Venezuela (3)	5,597,180.912	167,953.860	5,597,180.912	2,569,519.031
(1) Average exchange rate for the period.
(2) Exchange rates as of 03/31/2021 and 12/31/2020.
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro (in the case of Venezuela Telefónica uses a synthetic exchange rate).

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	March 2021

	EUR	LATAM	GBP	USD

Net financial debt plus Lease Liabilities structure by currency	53%	21%	25%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	March 2021
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	87%	11%	2%
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB-	A3	Stable	11/20/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenues.
Reported figures for 2020 and 2021 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t1-data.zip. OIBDA is also defined on consolidated financial statements published by the Group for 2020 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the consolidated financial statements published by the Group for 2020 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined on the consolidated financial statements published by the Group for 2020 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.

From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of March 2021 can be found on page 31 of this document and in the financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t1-data.zip. Net financial debt is also defined in the consolidated financial statements of the Group for 2020 (see "Alternative measures not defined in IFRS" in Note 2).
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data is available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t1-data.zip.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t1-data.zip. Free cash flow is also defined in the consolidated financial statements of the Group for 2020 (see "Alternative measures not defined in IFRS" in Note 2).
Organic Result
y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
–They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
–Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2021/2020 is defined as the reported variation adjusted by the following factors:
–Assumes average constant foreign exchange rates of 2020. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
–Considers a constant perimeter of consolidation.
–At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
–CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t1-data.zip. The Management Report of Telefónica Group contained in the Consolidated Financial Statements for 2020 also includes the description of the adjustments for the calculation of the organic variations.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance. Unlike the organic result, no exchange rate nor hyperinflation, nor perimeter adjustments are made to the underlying result.
The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
–It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
–The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
–Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
–Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/documents/162467/146013163/rdos21t1-data.zip.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 33 of this document. Moreover, recipients of this document are invited to read Telefónica’s consolidated financial statements and consolidated management report for the year 2020 submitted to the CNMV, in Note 2, page 17 of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 13, 2021	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance, Control and Corporate Development Officer